SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

Flamel Technologies S.A.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) 338488109
(CUSIP Number)

James E. Flynn
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 338488109	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,475 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,633,475 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,475 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.985%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 1,432,534 ordinary shares held by Deerfield Private Design Fund II, L.P., 1,641,574 ordinary shares held by Deerfield Private Design International II, L.P., 726,655 ordinary shares held by Deerfield Special Situations International Master Fund, L.P. (Deerfield Mgmt, L.P. is the general partner of each such entity) and warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 19.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No. 338488109	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,732,534 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,732,534 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,534 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.75%
14	TYPE OF REPORTING PERSON PN

(2) Includes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.

SCHEDULE 13D
CUSIP No. 338488109	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,941,574 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,941,574 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,941,574 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.48%
14	TYPE OF REPORTING PERSON PN

(3) Includes warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.

SCHEDULE 13D
CUSIP No. 338488109	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,475 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,633,475 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,475 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.985%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 1,432,534 ordinary shares held by Deerfield Private Design Fund II, L.P., 1,641,574 ordinary shares held by Deerfield Private Design International II, L.P., 726,655 ordinary shares held by Deerfield Special Situations International Master Fund, L.P. (Deerfield Management Company, L.P. is the investment advisor of each such entity) and warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 19.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

SCHEDULE 13D
CUSIP No. 338488109	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 338488109	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Breaking Stick Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,300,000 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,300,000 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.68%
14	TYPE OF REPORTING PERSON OO

(5) Comprised of warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares.

SCHEDULE 13D
CUSIP No. 338488109	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,633,475 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,633,475 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,633,475 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.985%
14	TYPE OF REPORTING PERSON* IN

(6)  Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 1,432,534 ordinary shares held by Deerfield Private Design Fund II, L.P., 1,641,574 ordinary shares held by Deerfield Private Design International II, L.P., 726,655 ordinary shares held by Deerfield Special Situations International Master Fund, L.P. and warrants to purchase American Depositary Shares representing 3,300,000 ordinary shares held by Breaking Stick Holdings, LLC, the manager of which is Deerfield Management Company, L.P. and of which Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. are members.  The provisions of the warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 19.985% of the total number of shares of the issuer then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

This Amendment No. 3 to Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (formerly named Deerfield Capital, L.P.) (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (iv) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations International Master Fund, L.P. (“Deerfield Special Situations Master”), (vii) Breaking Stick Holdings, LLC (“Breaking Stick”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Private Design II, Deerfield Private Design International II, Deerfield Management, Deerfield Special Situations Master and Breaking Stick, the “Reporting Persons”), and amends the Schedule 13D filed on December 5, 2011, as amended by Amendment Nos. 1 and 2 filed on January 4, 2012 and March 15, 2012, respectively.  Only those items hereby reported in this Amendment No. 3 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended to date.

Item 2.  Identity and Background.

Items 2(b), 2(c) and 2(f) of the Schedule 13D are amended and restated to read as follows:

(b)
The address of the principal business and/or principal office of Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design II, Deerfield Private Design International II, Deerfield Special Situations Master, Breaking Stick and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)
Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design II, Deerfield Private Design International II and Deerfield Special Situations Master (the “Deerfield Funds”) and of other affiliated funds.  Deerfield Management is the investment advisor to the Deerfield Funds and to other affiliated funds and the manager of Breaking Stick.  Deerfield Private Design II and Deerfield Private Design International II are members of Breaking Stick.  Breaking Stick (formerly named Éclat Holdings, LLC) is an entity formed for the purpose of holding the membership interests of Éclat Pharmaceuticals, LLC, which interests were sold to the Company on March 13, 2012.  The Deerfield Funds purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(f)
Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design II and Breaking Stick are each organized under the laws of Delaware.  Deerfield Special Situations Master and Deerfield Private Design International II are each organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following:

As of September 5, 2012, the conditions to the issuance of the “bons de souscription d’actions” (“BSA”) in respect of the exercisability of the Warrants held by Breaking Stick were fully satisfied.  Accordingly, in accordance with the terms of the Warrants, the Warrants are now exercisable, at the option of the holder, into American Depositary Shares.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are amended and restated to read as follows:

(a)

(1)	Reporting Persons**

Number of shares:  7,633,475
Percentage of shares:  19.985%

(2)	Deerfield Mgmt**

Number of shares:  7,633,475
Percentage of shares:   19.985%

(3)	Deerfield Special Situations Fund

Number of shares:  532,712
Percentage of shares:   2.13%

(4)	Deerfield Private Design II**

Number of shares:  4,732,534
Percentage of shares:   16.75%

(5)	Deerfield Private Design International II**

Number of shares:  4,941,574
Percentage of shares:   17.48%

(6)	Deerfield Management**

Number of shares:  7,633,475
Percentage of shares:   19.985%

(7)	Deerfield Special Situations Master

Number of shares:  726,655
Percentage of shares:   2.91%

(8)	Breaking Stick**

Number of shares:  3,300,000
Percentage of shares:   11.68%

(9)	Flynn**

Number of shares:  7,633,475
Percentage of shares:   19.985%

(b)

(1)	Deerfield Mgmt**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   7,633,475
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   7,633,475

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  532,712
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  532,712

(3)	Deerfield Private Design II**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,732,534
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,732,534

(4)	Deerfield Private Design International II**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,941,574
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,941,574

(5)	Deerfield Management**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   7,633,475
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   7,633,475

(6)	Deerfield Special Situations Master

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(7)	Breaking Stick**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  3,300,000
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  3,300,000

(8)	Flynn**

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  7,633,475
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  7,633,475

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management.  Deerfield Mgmt is the general partner of Deerfield Special Situations Fund, Deerfield Private Design II, Deerfield Private Design International II and Deerfield Special Situations Master.  Deerfield Management is the investment advisor of Deerfield Special Situations Fund, Deerfield Private Design II, Deerfield Private Design International II and Deerfield Special Situations Master, and is the manager of Breaking Stick.

**See footnotes on cover pages which are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended to include the following:

Exhibit 99.6    Joint Filing Agreement dated as of September 7, 2012 by and among the Reporting Persons.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2012

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

BREAKING STICK HOLDINGS, LLC

By: Deerfield Management Company, L.P., Manager

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact*

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to Talon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 21, 2012 by Deerfield Mgmt L.P., Deerfield Management Company, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International, Limited, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and James E. Flynn.

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital LLC.  The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund, L.P.

The general partner of Deerfield Special Situations Fund is Deerfield Mgmt.  The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Special Situations Fund is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund II, L.P.

The general partner of Deerfield Private Design II is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Private Design II  is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design International II, L.P.

The general partner of Deerfield Private Design International II is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Private Design International II is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations International Master Fund, L.P.

The general partner of Deerfield Special Situations Master is Deerfield Mgmt.  The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Special Situations Master is 780 Third Avenue, 37th Floor, New York, New York 10017.

Manager of Breaking Stick Holdings, LLC

The general partner of Breaking Stick is Deerfield Management. The address of the principal business and/or principal office of Deerfield Management and Breaking Stick  is 780 Third Avenue, 37th Floor, New York, New York 10017.